TRANSALTA COMMENTS ON LUMINUS MANAGEMENT LLC’S

AMENDED 13D FILING

CALGARY, Alberta (December 17, 2007) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) said today it has received four shareholder proposals from a Luxembourg-based company associated with Luminus Management, LLC (“Luminus”). Luminus is a New York-based fund that currently holds approximately 8% of the Corporation’s outstanding common shares, according to its most recent 13D filing.

Donna Soble Kaufman, Chair of the Board of Directors, said, “TransAlta has been engaged in a dialogue with Luminus for the past several months.  It seems fair to say we have a disagreement over how much debt is prudent for TransAlta to take on at a time when our industry is facing considerable capital investment requirements and the credit markets are in turmoil. The Board and management maintain the view that continued financial discipline – and a capital allocation strategy that strikes an appropriate balance between capital investment, dividends and share buybacks -- is critical to our ability to create value, capitalize on opportunities and manage industry cyclicality.”

Mrs. Kaufman added, “TransAlta has a sound strategy in place and is well positioned to consistently deliver value to its shareholders. We will respond to the specific proposals Luminus has made in due course.”

The Board of Directors has appointed a Special Committee of independent directors to oversee TransAlta’s considerations of the proposals from Luminus. The committee, which is chaired by William Anderson, has retained independent legal and financial advisors.

Specifically, Luminus has put forward four shareholder proposals relating to:

• Amending the articles to fix the number of directors at 11 and to provide for cumulative voting;

• Notification of its intent to nominate up to 5 unnamed directors at the 2008 shareholder meeting in addition to or as replacement of existing directors;

• Limiting the ability of certain members of senior management to serve on the board of any financial services firm that also provides financial and advisory services to the company and to retain an independent investment bank to perform a review of strategic alternatives for the company; and

• Requiring the Company to disclose in its Proxy Circular on an annual basis certain information relating to the retention of and compensation arrangements with consultants and advisors that provide services to the Company during the year.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, unanticipated accounting or audit issues with respect to our financial statements or our internal control over financial reporting, plant availability and general economic conditions in geographic areas where TransAlta Corporation operates. By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause TransAlta’s actual results and experience to differ materially from the anticipated results or other expectations expressed.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date of this news release or as otherwise stated. TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Media inquiries:

Investor inquiries:

Joel Thompson

Jennifer Pierce

Director, Communications

Director, Investor Relations

Phone:  (403) 267-7208

Phone:  (403) 267-7622

Email:  joel_thompson@transalta.com Phone:

1-800-387-3598 in Canada and U.S.

E-mail:  investor_relations@transalta.com